ANTICUS INTERNATIONAL CORPORATION 1155 Rene-Levesque, Suite 2500 Montreal, Quebec, Canada H3B 2K4

Date:	April 10, 2009
To:	Securities and Exchange Commission
Washington, D.C. 20549
ATTN: Michael Henderson
Subject:	Response to comments, your letter dated March 27, 2009 and January 29, 2009 to Mr. Daniel Trudeau, President, Anticus International Corporation
Reference:	Anticus International Corporation
Form 10-K for the fiscal year ended June 30, 2008 and Report on form 10-Q for the period ended September 30, 2008.
File No. 000-51779

     Response and actions taken regarding the subject SEC letter and comments pertaining to the referenced Anticus International Corporation 10-K and 10-Q filing.

     Our response conforms to the format of your subject letter for ease of cross-reference. Response numbering corresponds directly to the numbers used in your letter. Your comments are restated, or restated in part, in Italics, for ease of reference. In our response, reference to a specific page number is avoided as these may have changed due to modification.

BEGINNING OF RESPONSES

General

Changes to disclosure made from our prior response are included in this reply and are indicated in bold italic.

Form 10-K for the Fiscal Year Ended June 30, 2008

1.	Please amend your Filing as indicated in your responses to prior comments 11 and 12.

Response

> We will amend our filing as indicated.

Business

2.	We note that your website indicates that the Company’s name is now Green Yeast. Please revise your disclosure to indicate your correct business name.

Response

> Our Company name pursuant to our articles of incorporation is Anticus International Corporation, we have added the following disclosure to indicate Green yeast corporation is merely a DBA until the time of our next shareholders meeting where we can amend the articles of incorporation to formally change the corporations name to Green Yeast Corporation:

Our corporate name is Anticus International Corporation, a Nevada corporation. We intend to change our name to GreenYeast Corporation at our next shareholders meeting. We are currently doing business as (DBA) GreenYeast Corporation in Canada. Our website refers to Anticus International Corporation operations as the DBA GreenYeast Corporation. Our website address is www.greenyeast.com. Information provided on our website, however, is not part of this report and is not incorporated herein.

>We are also revising the website homepage to more clearly identify the corporate name and DBA usage of GreenYeast Corporation.

Management’s Discussion and Analysis of Financial Condition

3.	We note your response to prior comment 8…. Please revise your disclosure..to indicate the periods during which your common stock was not quoted on the…but was quoted on the Pink Sheets.

Response

>We have revised the disclosure as follows to indicate the specific period during which our common stock was quoted on the Pink Sheets: On May 9, 2008 the company announced that its common shares are again trading on the Over the Counter Bulletin Board under the symbol ATCI.OB. The company’s common stock had previously become ineligible for quotation on the Over the Counter Bulletin Board due to having filed more than two late periodic reports in a two year period. We were required to make timely periodic reports for a 12 month period and then reapply for quotation. During a period beginning November 22, 2006 and ending April 29, 2008 where we had made timely periodic reports and our common stock was quoted on the Over the Counter Pink Sheets under the symbol ATCI.PK.

Controls and Procedures

4.	We note your prior comment 14… Please expand further to explain why your disclosure controls were not effective.

Response

>We have revised the disclosure as follows:

Evaluation of Disclosures and Procedures

We carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of June 30, 2008. This evaluation was carried out under the supervision and with the participation of our Principal Executive Officer and Principal Financial Officer, Daniel Trudeau and with the assistance of our outside accountant. Based upon that evaluation, our Principal Executive Officer and Principal Financial Officer concluded that, as of June 30, 2008, our disclosure controls and procedures were not effective.

We have made the determination that our disclosure controls and procedures were not effective, due to our decision to amend the disclosure on this Form 10-K amendment #1 to clarify, expand and reformat our prior disclosure.

5.	We note your response to prior comment 15… Please revise this section to explain and reconcile your recent disclosure…Also note that the evaluation…should be as of June 30, 2008…

Response

> We have revised the disclosure to reconcile our disclosure indication why we concluded our financial controls were effective as follows:

We currently have only one employee, our CEO/CFO Mr. Daniel Trudeau; we were concerned that having only one employee responsible for our internal control and procedures over financial reporting may not be sufficient. We decided to resolve this concern by using an outside accountant. All transactions are approved by the Chief Financial Officer and the outside accountant as to how they are to be reported in the books and records to assure proper reporting in the financial statements. We believe that the use of the outside accountant is and has been sufficient to overcome the issue of a single employee.

Management, including our President acting as both principal executive officer and principal financial officer, Daniel Trudeau and with the assistance of our outside accountant, assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control Over Financial Reporting – Guidance for Smaller Public Companies published in June of 2006 and the PCAOB preliminary staff views published October 17, 2007. Based on our assessment and those criteria, management concluded that during the period covered by this report, our internal control and procedures over financial reporting was effective as of

June 30, 2008.

Quarterly Report on Form 10-Q for the period ended September 30, 2008

Item 4T – Controls and Procedures

6.	We note your response to prior comment 21…Please revise your 10Q to include the disclosures required by item 4T of Form 10-Q…

Response

> We will revise our disclosure as follows and amend our report on form 10-Q for the period ended September 30, 2008:

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer, Mr. Trudeau, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer has concluded that, as of the end of the period covered by this report, our disclosure controls and procedures are effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Controls

There has been no change in the Company’s internal controls over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

Internal control systems, no matter how well designed and operated, have inherent limitations. Therefore, even a system which is determined to be effective cannot provide absolute assurance that all control issues have been detected or prevented. Our systems of internal controls are designed to provide reasonable assurance with respect to financial statement preparation and presentation.

END OF RESPONSES